SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                            FORSYTH BANCSHARES, INC.
================================================================================
                                (Name of Issuer)

     -----------------------------------------------------------------------
       Catherine M. Amos      Charles R. Castleberry      James J. Myers
     -----------------------------------------------------------------------
       Jeffrey S. Bagley       Timothy D. Foreman        Timothy M. Perry
     -----------------------------------------------------------------------
       Danny M. Bennett        Charles D. Ingram           Danny L. Reid
     -----------------------------------------------------------------------
      Michael P. Bennett      Herbert A. Lang, Jr.       Charles R. Smith
     -----------------------------------------------------------------------
       Bryan L. Bettis          John P. McGruder        Wyatt L. Willingham
     -----------------------------------------------------------------------
      almadge W. Bolton                                    Jerry M. Wood
     -----------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
================================================================================
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                TIMOTHY M. PERRY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            FORSYTH BANCSHARES, INC.
                         651 VETERANS MEMORIAL BOULEVARD
                             CUMMING, GEORGIA  30040
                                 (770) 886-9500
--------------------------------------------------------------------------------
   (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Joel B. Carter, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [ ]  A  tender  offer.
     d.   [ ]  None  of  the  above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
================================================================================
Transaction valuation*                        Amount of filing fee
================================================================================
                 $1,850,969                                  $370.19
================================================================================

* For purposes of calculating the fee only. This amount assumes 239,425 shares of common stock of the subject company will be exchanged for shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of June 30, 2005, which was $7.73 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

[X]  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $370.19         Filing Party: Forsyth Bancshares, Inc.
Form or Registration No.: Schedule 13E-3  Date Filed:   August 30, 2005

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Schedule") is being filed by the filing persons listed on the cover of this Amended Schedule in connection with the amendment to the articles of incorporation (the "Articles of Amendment") of Forsyth Bancshares, Inc. (the "Company"), which provides for the reclassification of shares of the Company's common stock held by shareholders of record of 1,000 or fewer shares into the Company's Series A Preferred Stock (the "Reclassification"). The Reclassification is designed to reduce the number of shareholders of record of the Company's common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). A copy of the Articles of Amendment is attached as Appendix A to the proxy statement filed by the Company concurrently with this Amended Schedule (the "Proxy Statement"). The Proxy Statement is also being filed concurrently under cover of Amendment No. 2 to
Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. The Proxy Statement relates to a special meeting of shareholders at which the Company's shareholders will consider and vote upon the Reclassification.

     The Company's Rule 13e-3 Transaction Statement on Schedule 13E-3 was initially filed with the Securities Exchange Commission on August 30, 2005. All information contained in this Amended Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM  1.  Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM  2.  Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "INFORMATION ABOUT FORSYTH BANCSHARES AND ITS AFFILIATES -Market for Common Stock and Dividends and -Description of Common Stock."

ITEM  3.  Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Amended Schedule is c/o Forsyth Bancshares, Inc., 651 Veterans Memorial Boulevard, Cumming, Georgia 30040, telephone
          (770) 886-9500. Each filing person is a citizen of the United States and a director of the Company. Timothy M. Perry is also the President and Chief Executive Officer of the Company. The other required information regarding the filing persons and persons specified in Instruction C to the Amended Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT FORSYTH BANCSHARES AND ITS AFFILIATES -Directors and Executive Officers."

ITEM  4.  Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," "SPECIAL FACTORS -Purpose of the Rule 13e-3 Transaction, -Reasons for the Rule 13e-3 Transaction, -Effects of the Rule 13e-3 Transaction on Shareholders Receiving Preferred Stock, -Effects of the Rule 13e-3 Transaction on Affiliates, -Effects of the Rule 13e-3 Transaction on Unaffiliated Shareholders, -Effects of the Rule 13e-3 Transaction on Remaining Common Shareholders, -Federal Income Tax Consequences of the Reclassification, and -Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction," and "PROPOSAL: APPROVAL OF THE ARTICLES OF AMENDMENT -Description of the Articles of Amendment and -Dissenters' Rights."

ITEM  5.  Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered-Business Combination and -Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction-Substantive Fairness," and "INFORMATION ABOUT FORSYTH BANCSHARES AND ITS AFFILIATES - Recent Affiliate Transactions in Forsyth Bancshares Stock and -Related Party Transactions."

ITEM  6.  Purposes of the Transaction and Plans or Proposals

          The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to
          Item 4, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiary;

          (3) any material change in the Company's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in the Company's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in the Company's corporate structure or business;

          (6) any class of the Company's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company's common stock under the Exchange Act, any class of the Company's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM  7.  Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Rule 13e-3 Transaction, -Alternatives Considered, -Reasons for the Rule 13e-3 Transaction, -Effects of the Rule 13e-3 Transaction on Forsyth Bancshares-Effects of the Rule 13e-3 Transaction on Shareholders Receiving Preferred Stock, -Effects of the Rule 13e-3 Transaction on Affiliates, -Effects of the Rule 13e-3 Transaction on Unaffiliated Shareholders, -Effects of the Rule 13e-3 Transaction on Remaining Common Shareholders, -Federal Income Tax Consequences of the Reclassification, -Pro Forma Effect of the Reclassification and -Determination of Fairness by Our Affiliates," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM  8.  Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction and -Determination of Fairness by Our Affiliates."

ITEM  9.  Reports, Opinions, Appraisals and Negotiations

          Neither the Company nor any of its affiliates have received any reports, opinions (other than an opinion from counsel) or appraisals from an outside party that is materially related to the Reclassification.

ITEM  10. Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "PROPOSAL: APPROVAL OF THE ARTICLES OF AMENDMENT-Source of Funds and Expenses."

ITEM  11. Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT FORSYTH BANCSHARES AND ITS AFFILIATES -Stock Ownership by Affiliates and -Recent Affiliate Transactions in Forsyth Bancshares Stock."

ITEM  12. The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the "Rule 13e-3 Transaction."

ITEM  13. Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO

          FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices C and D thereto.

ITEM  14. Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM  15. Additional Information

          Not applicable.

ITEM  16. Exhibits

          1. Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders, and related cover letter, including:

                    Appendix A     Amendment to the Articles of Incorporation
                                   and Series A Preferred Stock Relative Rights and Preferences and Other Terms as Designated by the Board of Directors

                    Appendix B     Article 13 of the Georgia Business
                                   Corporation Code

                    Appendix C     Financial Statements and Management's
                                   Discussion and Analysis for the Nine Months ended September 30, 2005

                    Appendix D     Financial Statements and Management's
                                   Discussion and Analysis for the Year Ended
                                   December 31, 2004

               (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Amendment No. 2 to Schedule 14A on November 21, 2005 (Commission File No. 000-24163).)

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2005

                                    FORSYTH BANCSHARES, INC.

                                    By: /s/ Timothy M. Perry
                                        ---------------------------------------
                                        Timothy M. Perry
                                        President and Chief Executive Officer

                                    OTHER FILING PERSONS:

                                    /s/ Catherine M. Amos
                                    -------------------------------------------

                                    /s/ Jeffrey S. Bagley
                                    -------------------------------------------

                                    /s/ Danny M. Bennett
                                    -------------------------------------------

                                    /s/ Michael P. Bennett
                                    -------------------------------------------

                                    /s/ Bryan L. Bettis
                                    -------------------------------------------

                                    /s/ Talmadge W. Bolton
                                    -------------------------------------------

                                    /s/ Charles R. Castleberry
                                    -------------------------------------------

                                    /s/ Timothy D. Foreman
                                    -------------------------------------------

                                    /s/ Charles D. Ingram
                                    -------------------------------------------

                                    /s/ Herbert A. Lang, Jr.
                                    -------------------------------------------

                                    /s/ John P. McGruder
                                    -------------------------------------------

                                    /s/ James J. Myers
                                    -------------------------------------------

                                    /s/ Danny L. Reid
                                    -------------------------------------------

                                    /s/ Charles R. Smith
                                    -------------------------------------------

                                    /s/ Wyatt L. Willingham
                                    -------------------------------------------

                                    /s/ Jerry M. Wood
                                    -------------------------------------------

                                  EXHIBIT INDEX


          1. Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders, and related cover letter, including:

                         Appendix A   Amendment to the Articles of
                                      Incorporation and Series A Preferred Stock
                                      Relative Rights and Preferences and Other
                                      Terms as Designated by the Board of
                                      Directors

                         Appendix B   Article 13 of the Georgia Business
                                      Corporation Code

                         Appendix C   Financial Statements and Management's
                                      Discussion and Analysis for the Nine
                                      Months ended September 30, 2005

                         Appendix D   Financial Statements and Management's
                                      Discussion and Analysis for the Year Ended
                                      December 31, 2004

                    (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Amendment No. 2 to Schedule 14A on November 21, 2005 (Commission File No. 000-24163).)